CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

~~Pursuant to Rule 13a-16 or~~ 15d-16 of
the Securities Exchange Act of 1934

PE 6-30-02

For the month of June 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

METSO TO SUPPLY MINING EQUIPMENT TO BRAZIL'S LARGEST COPPER PROJECT

(Helsinki, Finland, June 26, 2002) – Metso Corporation's (NYSE: MX; HEX: MEO) rock and mineral processing business area, Metso Minerals will supply mining equipment worth over EUR 50 million to Mineracão Serra do Sossego S.A. in Northern Brazil for the largest copper mine ever in the country. The total investment in the mine is over EUR 400 million, and the mine will start operations in 2004.

Metso Minerals' delivery, which will take place during 2003, will include crushers, grinding mills, and various types of feeders, screens, filters, pumps and conveyors. The contract also includes assembly and start-up supervision as well as technical assistance. Metso Minerals will open a customer service center in the area for spare parts and maintenance service.

Brazil is a major producer of iron ore. Recently, several projects to mine other ores and minerals have been introduced, and consequently, new copper deposits have been found, the Sossego mine in the state of Pará being one of them. The annual production of the mine projected to 150 000 tons of copper concentrate and 40,000 oz of gold. The customer is a subsidiary to Companhia Vale do Rio Doce (CVRD), one of the largest mining companies in the world. The company produces iron ore, bauxite, gold and manganese among other ores.

Metso Minerals has several manufacturing, engineering, sales and service units in Brazil. It manufactures in Brazil, for example, crushers, portable crushing plants, screens and wear parts. Metso employs some 1,000 people in the country.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

João Ney Colagrossi, President, Metso Minerals South America
Tel. +55 15 219 1301

Olli Vaartimo, President, Metso Minerals
Tel. +358 400 864 203

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

metso

METSO AGREED UPON SERVICE COOPERATION WITH M-REAL KANGAS AND M-REAL ÄÄNEKOSKI PAPER

(Helsinki, Finland, June 26, 2002) – Metso Corporation's (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper and M-real Corporation have signed a cooperation agreement covering the annual maintenance and performance development of three paper production lines. The agreement provides a framework for the long-term development of production line uptime, cost effectiveness and the quality of the paper produced. It relates to the Metso Future Care business concept, which aims to optimize efficiency throughout the production line life cycle.

The agreement covers separately defined process and condition tests to be carried out on two paper machines at M-real's Kangas mill and on one machine at their Äänekoski mill, as well as preventive maintenance programs. Metso will also be responsible for the long-term performance development of M-Real's Kangas mill production lines together with the customer.

Metso Paper has concluded in Europe over 20 extensive cooperation agreements relating to the development and maintenance of paper production lines.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Jari Vähäpesola, Vice President, Sales and Marketing, Metso Paper, tel. +358 40 558 6555
Martti Savelainen, Mill Manager, M-real Corporation, tel. +358 10 464 5224

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2002

METSO CORPORATION

By: /s/ Pekka Hölttä
Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: /s/ Harri Luoto
Harri Luoto
Senior Vice President and
General Counsel